May 9, 2003

Mr. Jasper Frontz
Denver Investment Advisors
1225 Seventeenth Street, 26th Floor
Denver, CO  80202

Re: Migration of Agency Securities Lending from UBS PaineWebber, Inc. to UBS Warburg LLC

Dear Mr. Frontz:

We are pleased to inform you that commencing on June 9, 2003 (the "Effective Date") the agency securities lending business currently provided by UBS PaineWebber Inc. ("UBS PaineWebber") will be provided by UBS Warburg LLC ("UBS Warburg"). Both UBS PaineWebber and UBS Warburg are wholly owned subsidiaries of UBS AG, and are separately registered broker-dealers. The move of the agency securities lending business is intended to better align traditionally institutional businesses within UBS Warburg.

This new arrangement should not cause any change in the agency securities lending services provided to you, or in the manner in which they are provided. Your account will be handled by the same individuals with whom you have worked in the past, preserving the same care and attention to client service to which you have become accustomed.

To effectuate this re-alignment, your consent is required as set forth below.

Your organization currently has a Securities Lending Agency Client Agreement dated as of March 27, 1998 between PaineWebber Incorporated and Westcore Trust and each of its funds listed as Clients on Exhibit 1 thereto, as amended (the "Client Agreement"). Upon the Effective Date, UBS PaineWebber will no longer engage in agency securities lending services. In order to avoid any disruption in the continued provision of agency securities lending services on or following the Effective Date, you must consent to the assignment of the Client Agreements to UBS Warburg. Please sign and return the duplicate of this consent letter in order that UBS PaineWebber may assign, and UBS Warburg may assume, the Client Agreements pursuant to the attached form of assignment and assumption agreement (the "Assignment Agreement").

To the extent that you have any securities loans outstanding under the Client Agreements as of the Effective Date (an "Open Transaction"), UBS PaineWebber wishes to assign and UBS Warburg to assume pursuant to the Assignment Agreement each and every of these transactions and to have these transactions be subject to the Client Agreements being assigned to UBS Warburg.

Your consent to this Assignment Agreement may be given by your signing in the space indicated below at the end of this consent letter. By giving your consent below, you are consenting to the
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assignment by UBS  PaineWebber  to UBS Warburg and the assumption by UBS Warburg as of the Effective Date of the Client Agreements and the Open Transactions.

If you do not execute and return your consent prior to the Effective Date, neither UBS PaineWebber nor UBS Warburg will be able to enter into new securities loan transactions on your behalf after the Effective Date.

Kindly execute and return in the envelope provided the duplicate copy of this letter at your earliest convenience, but not later than May 23, 2003, to the attention of Joseph D. Burke, UBS PaineWebber Inc., 265 Franklin Street, 15th Floor, Boston, MA 02110. If possible, also fax your executed consent to Mr. Burke at (617) 439-8215. Upon request we will provide you on or about the Effective Date with a copy of the Assignment Agreement executed by UBS PaineWebber and UBS Warburg. For more information or if you have any questions, please contact Mr. Burke's office at (617) 439-8540.

Please note that, unless you have been otherwise notified, this re-alignment should not affect any other products or services that UBS PaineWebber may currently provide to you.

Further, as of June 9, 2003, UBS Warburg will be renamed UBS Securities LLC, as part of a global rebranding of the business groups and entities within the UBS family. Therefore, after that date, subject to your execution and return of this consent, UBS Securities LLC will become your agent for securities lending services under the Client Agreements, which will continue to govern all transactions. Further, communications from our agency securities lending desk, including confirmations and statements, will reflect our new name.

Very truly yours,                           Acknowledged and consented to:
                                            Westcore Trust and each of its
                                            funds listed as Clients on Exhibit 1
                                            thereto,

                                            By:_________________________________

                                            Name:_______________________________
Denise E. Karabots
Executive Director                          Title:______________________________